News Release

B2Gold Reports Positive Second Quarter & First-Half 2018 Results;
Strong Growth in Gold Production/Revenues and Operating Cash Flows;
Significant Beat Against Budget for Cash Operating Costs and AISC

Vancouver, August 7, 2018 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its operational and financial results for the second quarter and first-half 2018. The Company previously released its gold production and revenues for the second quarter of 2018 (see news release dated 07/11/18). All dollar figures are in United States dollars unless otherwise indicated.

2018 Second Quarter Highlights

•

Record quarterly consolidated gold production of 240,093 ounces, a significant increase of 98% (118,645 ounces) over the same period last year and 7% (16,308 ounces) above budget, due to the continued strong performances of the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia

•	Consolidated gold revenue of $285 million, a significant increase of 73% ($121 million) over the same period last year
•	Consolidated cash operating costs (see “Non-IFRS Measures”) of $474 per ounce, well below budget by $86 per ounce (15%) and $157 per ounce (25%) lower than the prior-year quarter
•

Consolidated all-in sustaining costs (“AISC”) (see “Non-IFRS Measures”) of $721 per ounce, significantly below budget by $146 per ounce (17%) and $253 per ounce (26%) lower than the prior- year quarter

•	Consolidated cash flows from operating activities of $86 million ($0.09 per share), significantly increasing by $38 million (79%) from $48 million ($0.05 per share) in the prior-year quarter
•	Net income of $21 million ($0.02 per share) and adjusted net income (see “Non-IFRS Measures”) of $46 million ($0.05 per share)
•	Fekola Mine continued to operate above plan, producing 112,644 ounces of gold in the quarter, 11% (11,225 ounces) above budget, at cash operating costs of $318 per ounce and AISC of $445 per ounce
•

Based on Fekola’s strong year-to-date performance, Fekola’s annual production guidance was revised higher to be between 420,000 to 430,000 ounces of gold (original guidance was between 400,000 to 410,000 ounces)

•	Masbate Mine continued its remarkable safety performance, extending the number of days without a Lost-Time-Injury to 989 days at the end of the second quarter of 2018
•

The 2018 Mali exploration budget has been increased by $4 million (from $15 million to $19 million), based on good drill results to date, to accelerate the current Fekola North Extension zone drill program

2018 First-Half Highlights

•	Record consolidated first-half gold production of 479,777 ounces, 7% (32,560 ounces) above budget and 89% (225,593 ounces) higher than the first-half of 2017
•	Record consolidated first-half gold revenue of $629 million on record sales of 480,575 ounces at an average price of $1,309 per ounce
•	Consolidated cash operating costs of $477 per ounce, well below budget by $77 per ounce (14%) and $119 per ounce (20%) lower than the first-half of 2017
•	Consolidated AISC of $735 per ounce, significantly below budget by $147 per ounce (17%) and $194 per ounce (21%) lower than the first-half of 2017
•	Consolidated cash flows from operating activities of $233 million ($0.24 per share), significantly increasing by $145 million (165%) from $88 million ($0.09 per share) in the first-half of 2017
•	Net income of $79 million ($0.08 per share) and adjusted net income of $104 million ($0.11 per share)
•

B2Gold is well on target to achieve transformational growth in 2018 and has revised its annual gold production guidance higher to between 920,000 and 960,000 ounces (original guidance was between 910,000 and 950,000 ounces) in 2018 at cash operating costs of between $505 and $550 per ounce and AISC of between $780 and $830 per ounce

2018 Second Quarter and First-Half Operational Results

With the new large low-cost Fekola Mine now in full production (after achieving commercial production on November 30, 2017), consolidated gold production in the second quarter of 2018 was a quarterly record of 240,093 ounces, a significant increase of 98% (118,645 ounces) over the same period last year and 7% (16,308 ounces) above budget. In its second full-quarter of commercial operations, the new Fekola Mine continued to operate above plan, producing 112,644 ounces of gold in the second quarter of 2018, 11% (11,225 ounces) above budget. Based on Fekola’s strong year-to-date performance, the Company has revised Fekola’s annual 2018 production guidance range higher to be between 420,000 to 430,000 ounces of gold (original guidance range was between 400,000 to 410,000 ounces). The Masbate Mine and Otjikoto Mine also had another solid quarter with both mines exceeding their targeted production levels for the quarter.

Consolidated cash operating costs in the quarter were $474 per ounce, well below budget by $86 per ounce (15%) and $157 per ounce (25%) lower than the prior-year quarter. This favourable budget variance was mainly attributable to the higher than budgeted production at the Fekola and Masbate mines combined with lower than budgeted production costs at these mines. Compared to the prior-year quarter, the significant reduction in the consolidated cash operating costs was mainly attributable to the new low-cost production from the Fekola Mine. Consolidated AISC were $721 per ounce, significantly below budget by $146 per ounce (17%) and $253 per ounce (26%) lower than the prior-year quarter, mainly reflecting the lower cash operating costs noted above. In addition, consolidated AISC were below budget due to lower than budgeted corporate general and administrative costs (due to timing) and sustaining capital expenditures (see Operations section below).

Consolidated gold production in the first-half of 2018 was 479,777 ounces, 7% (32,560 ounces) above budget and 89% (225,593 ounces) higher than the first-half of 2017.

For the first-half of 2018, consolidated cash operating costs were $477 per ounce, well below budget by $77 per ounce (14%) and $119 per ounce (20%) lower than the first-half of 2017. Consolidated AISC were $735 per ounce, significantly below budget by $147 per ounce (17%) and $194 per ounce (21%) lower than the first-half of 2017.

B2Gold remains well on target to achieve transformational growth in 2018. For full-year 2018, with the planned first full-year of production from the Fekola Mine, consolidated gold production is now forecast to be between 920,000 and 960,000 ounces (revised higher from the original guidance range of between 910,000 and 950,000 ounces). This represents an increase in annual consolidated gold production of approximately 300,000 ounces in 2018 from 2017. The Company’s forecast consolidated cash operating costs are expected to remain low in 2018 and be between $505 and $550 per ounce and AISC are expected to decrease by approximately 6% from 2017 and be between $780 and $830 per ounce.

With the Fekola Mine in production, the resulting increase in production levels combined with low costs are projected to dramatically increase B2Gold’s production, revenues, cash from operations and cash flow for many years, based on current assumptions. As previously announced, on average over the next three years, beginning in 2018, assuming a gold price of $1,300 per ounce, the Company is projecting per annum gold sales revenues of approximately $1.2 billion, cash flow from operations of approximately $0.5 billion and a significant increase in free cash flow (operating cash flows less investing cash flows). If a gold price assumption of $1,200 per ounce is used for the balance of 2018 and for 2019 and 2020, the Company expects to average cash flow from operations of approximately $0.4 billion per annum over the next three years.

2018 Second Quarter and First-Half Financial Results

Consolidated gold revenue in the second quarter of 2018 was $285 million on sales of 220,738 ounces at an average price of $1,290 per ounce compared to $164 million on sales of 131,737 ounces at an average price of $1,247 per ounce in the second quarter of 2017. This significant increase in revenue of 73% ($121 million) was attributable to the new production from the Fekola Mine and a 3% increase in the average realized gold price, partially offset by lower sales volumes due to the timing of gold sales from the Fekola and Masbate mines.

Consolidated cash flows from operating activities in the quarter significantly increased by $38 million (79%) to $86 million ($0.09 per share) from $48 million ($0.05 per share) in the prior-year quarter. The significant increase in operating cash flows was driven by the record quarterly consolidated gold production (as discussed above) combined with lower per ounce production costs. Cash flows from operating activities in the second quarter of 2018 were negatively impacted by non-cash working capital changes of negative $19 million (compared with negative $8 million in the second quarter of 2017). The main change in non-cash working capital in the quarter related to a $20 million increase in inventory, mainly relating to higher gold bullion balances at Fekola and Masbate due to the timing of sales (which are expected to reverse in the third quarter of 2018) and to the purchase of supplies inventory for Fekola.

For the second quarter of 2018, the Company generated net income of $21 million ($0.02 per share) compared to $19 million ($0.02 per share) in the second quarter of 2017. Adjusted net income was $46 million ($0.05 per share) compared to $13 million ($0.01 per share) in the prior-year quarter.

For the first-half of 2018, consolidated gold revenue was a record $629 million on record sales of 480,575 ounces at an average price of $1,309 per ounce compared to $311 million on sales of 251,674 ounces at an average price of $1,234 per ounce in the first-half of 2017. This significant increase in revenue of 103% ($318 million) was attributable to the new production from the Fekola Mine and a 7% increase in the average realized gold price.

Consolidated gold revenue in the three and six months ended June 30, 2018 included $15 million and $30 million, respectively, related to the delivery of gold into the Company’s Prepaid Sales contracts (accounted for as deferred revenue). During the three and six months ended June 30, 2018, 12,908 ounces and 25,816 ounces, respectively, were delivered under these contracts. At June 30, 2018, the Company had total outstanding Prepaid Sales contracts of $60 million for the delivery of 51,099 ounces with 25,817 ounces to be delivered during the remainder of 2018 and 25,282 ounces during 2019.

For the first-half of 2018, consolidated cash flows from operating activities significantly increased by $145 million (165%) to $233 million ($0.24 per share) from $88 million ($0.09 per share) in the first-half of 2017.

For the six months ended June 30, 2018, the Company generated net income of $79 million ($0.08 per share) compared to $15 million ($0.02 per share) in the comparable period of 2017. Adjusted net income was $104 million ($0.11 per share) compared to $32 million ($0.03 per share) in the first-half of 2017.

Liquidity and Capital Resources

At June 30, 2018, the Company had cash and cash equivalents of $107 million compared to cash and cash equivalents of $147 million at December 31, 2017. The Company had a working capital deficit at June 30, 2018 of $111 million compared to a working capital deficit of $99 million at December 31, 2017. The working capital deficits resulted from the classification of the Company's convertible senior subordinated notes to current liabilities since they are due on October 1, 2018. In 2016, the Company made a strategic decision to fund the construction of the Fekola Mine without using equity to fund part of the construction cost. Construction and pre-development of the Fekola Mine were funded using a combination of operating cash flows from the Company's existing mines as well as available debt facility capacity including the Company's revolving credit facility ("RCF") and Fekola equipment financing loans. In addition, the Company entered into $120 million Prepaid Sales arrangements, the proceeds of which were used to help fund Fekola construction costs in 2016. With the successful and earlier than anticipated ramp up of the Fekola Mine in 2017, the Company has begun to reduce its overall consolidated debt levels, including making $125 million of net repayments on its RCF in the first-half of 2018. The planned repayment of debt in 2018 also includes the anticipated repayment of the Company's $259 million convertible notes which mature on October 1, 2018, unless the notes are converted into shares prior to that date (conversion price of $3.93 per share). The Company projects that based on current assumptions, including a $1,200 per ounce gold price for the remainder of 2018, that it will have sufficient liquidity from its 2018 operating cash flows and existing credit facilities to repay the notes in full and maintain a strong cash position.

At June 30, 2018, the Company had $225 million outstanding under the $500 million RCF, leaving an undrawn and available balance under the RCF of $275 million. Subsequent to June 30, 2018, the Company repaid an additional $25 million of the RCF, leaving a current and undrawn available balance of $300 million under the facility.

Operations

Mine-by-mine gold production in the second quarter and first-half of 2018 was as follows:

Mine	Q2 2018 Gold Production (ounces) (1)	First-Half 2018 Gold Production (ounces) (1)	2018 Annual Guidance Gold Production (ounces) (1)
Fekola	112,644	226,786	420,000 - 430,000 (2)
Masbate	54,254	107,401	180,000 - 190,000
Otjikoto	40,678	80,177	160,000 - 170,000
La Libertad	21,408	40,775	110,000 - 115,000 (3)
El Limon	11,109	24,638	50,000 - 55,000 (3)

B2Gold Consolidated	240,093	479,777	920,000 - 960,000

(1)	B2Gold’s Q2 2018 and first-half 2018 production results and 2018 annual production guidance are presented on a 100% basis.
(2)

Based on Fekola’s strong year-to-date performance, the Company has revised Fekola’s production guidance range higher to be between 420,000 to 430,000 ounces of gold (original guidance range was between 400,000 to 410,00 ounces).

(3)

Based on the restricted production in Nicaragua for the month of June, La Libertad is now forecast to produce between 110,000 and 115,000 ounces of gold (original guidance was between 115,000 to 120,000 ounces) and El Limon is now forecast to produce between 50,000 and 55,000 ounces of gold (original guidance was between 55,000 to 60,000 ounces) in 2018.

Mine-by-mine cash operating costs and AISC per ounce in the second quarter and first-half of 2018 were as follows:

Mine	Q2 2018 Cash Operating Costs ($ per ounce)	First-Half 2018 Cash Operating Costs ($ per ounce)	2018 Annual Guidance Cash Operating Costs ($ per ounce)
Fekola	$318	$293	$345 - $390
Masbate	$531	$537	$675 - $720
Otjikoto	$505	$536	$480 - $525
La Libertad	$875	$945	$745 - $790
El Limon	$893	$956	$700 - $750

B2Gold Consolidated	$474	$477	$505 - $550

Mine	Q2 2018 AISC ($ per ounce)	First-Half 2018 AISC ($ per ounce)	2018 Annual Guidance AISC ($ per ounce)
Fekola	$445	$466	$575 - $625
Masbate	$727	$739	$875 - $925
Otjikoto	$824	$792	$700 - $750
La Libertad	$1,200	$1,262	$1,050 - $1,100
El Limon	$1,614	$1,599	$1,135 - $1,185

B2Gold Consolidated	$721	$735	$780 - $830

Fekola Gold Mine - Mali

In its second full-quarter of commercial operations (after achieving commercial production on November 30, 2017), the new Fekola Mine in Mali continued to outperform budget, running above plan on mill feed grade, throughput and recoveries. This resulted in the Fekola Mine producing 112,644 ounces of gold in the second quarter of 2018, 11% (11,225 ounces) above budget. Mill feed grade, throughput and recoveries were 2.77 grams per tonne (“g/t”) (compared to budget of 2.75 g/t), 1,330,038 tonnes (compared to budget of 1,235,573 tonnes) and 95.3% (compared to budget of 92.7%), respectively. The mining fleet has also performed well throughout the first-half of the year with total mined tonnage nearly 20% above budget. This added mining production allows for flexibility in developing the Fekola open-pit phases and managing stockpiles. Current ore stockpiles, including both high and low-grade ore, contain approximately 3.9 million tonnes averaging 2.0 g/t of gold. The low-grade ore stockpile is currently scheduled to be processed near the end of the mine life. The Fekola Mine also continued its outstanding safety performance, achieving 785 days without a Lost-Time-Injury by the end of the second quarter.

Fekola’s second quarter cash operating costs were $318 per ounce, well below budget by $73 per ounce (19%). This was mainly the result of lower than budgeted mining costs and the higher than budgeted throughput in the processing plant (generating more ounces than budgeted). The lower than budgeted mining costs are related in part to the zone that is being mined (near surface weathered rock in phase 4 of the Fekola Pit). The higher processing throughput has been achieved over a variety of ore types and the Company now believes that a minimum 10% increase (to 5.5 million tonnes per annum) is sustainable. Additionally, as part of the current expansion study, the Company is currently conducting grinding and debottlenecking studies to determine the maximum throughput the mill can achieve. It is anticipated that these studies will be available by the end of 2018. The mill recoveries continue to remain above design predictions (95.3% compared to a budget of 92.7%) over a broad range of ore types. It is expected that the recoveries will continue to be within the range of design (92.7%) and observed (95.3%) . Fekola’s AISC for the quarter were $445 per ounce, significantly below budget by $160 per ounce (26%), mainly due to the lower cash operating costs noted above. In addition, Fekola’s AISC were below budget due to lower than budgeted exploration costs, due to timing of expenses and to allow for the increased exploration at the Fekola North Extension zone, which is a non-sustaining capital expenditure.

For the first-half of 2018, the Fekola Mine produced 226,786 ounces of gold, above budget by 11% (22,453 ounces). To date (since the commencement of ore processing began in September 2017 to June 30, 2018), gold production from the Fekola Mine totaled 338,236 ounces (including 79,243 ounces of pre-commercial production).

Fekola’s cash costs were significantly below budget for the first-half of the year with cash operating costs of $293 per ounce, $71 per ounce (20%) below budget, and AISC of $466 per ounce, $138 per ounce (23%) below budget.

Capital expenditures in the second quarter of 2018 totaled $15 million, mainly consisting of $4 million in construction carryover for the completion of the powerhouse and other projects, $3 million for Fadougou Village relocation costs, $3 million for pre-stripping of phases 3 and 4 of the Fekola Pit, $2 million for mobile equipment purchases and $2 million for the construction of stages 2 and 3 of the tailings storage facility (with capacity through 2021). Capital expenditures in the first-half of 2018 totaled $36 million, mainly consisting of $11 million in construction carryover for the completion of the powerhouse and other projects, $10 million for pre-stripping, $6 million for the construction of stages 2 and 3 of the tailings storage facility, $4 million for Fadougou Village relocation costs and $3 million for mobile equipment purchases.

Based on Fekola’s strong year-to-date performance, the Company has revised Fekola’s production guidance range higher to be between 420,000 to 430,000 ounces of gold (original guidance range was between 400,000 to 410,000 ounces), at cash operating costs of between $345 and $390 per ounce and AISC between $575 and $625 per ounce.

As recently announced (see news release dated 6/28/2018), the 2018 Mali exploration budget has been increased by $4 million (from $15 million to $19 million) to accelerate the current Fekola North Extension zone drill program, which is extending and infilling mineral resources to the north of the main Fekola deposit. The Company is increasing the number of diamond drills from the current six rigs to eight rigs, as well as one reverse circulation rig and one aircore rig. Exploration drilling of the Fekola North Extension has now extended gold mineralization over one kilometre north of the Fekola reserve pit boundary. The drilling to date has indicated that the high-grade mineralized shoot in the Fekola reserve deposit not only continues to be well-mineralized over one kilometre to the north, but the shoot has now been intersected higher up, closer to surface than originally projected in the Fekola North Extension zone. These results and previous drill results indicate that the potential exists, subject to further drilling, to significantly increase open-pit resources and reserves, north of the current Fekola open-pit reserve. The Fekola North Extension remains open to the north. Due to the increasing size of the mineralized area, B2Gold now intends to release a new mineral resource for the Fekola deposit including a portion of the Fekola North Extension early in the fourth quarter of 2018.

In addition, based on the positive exploration results to date, the Company’s in-house technical team is conducting engineering and other technical studies to ascertain the potential to expand the current Fekola Mine and mill facilities, and increase tonnage throughput beyond its current 5.5 million tonnes per annum rate, thereby increasing annual gold production, if, as expected, a larger open-pit resource is confirmed by the current exploration and in-fill drilling. Results of these studies are projected to be available by year-end 2018.

Masbate Gold Mine - Philippines

The Masbate Mine in the Philippines continued its strong operational performance through the second quarter of 2018, producing 54,254 ounces of gold, 25% (10,940 ounces) above budget and 9% (4,324 ounces) higher compared to the prior-year quarter. Gold production was significantly above budget largely due to mining unexpected ore tonnage from backfilled areas in the lower levels of the Colorado Pit (that had historically been mined using underground methods and not included in the Masbate open-pit mine plan). This backfilled material is distinct from the in-situ ore, having higher than budgeted grade and recoveries. The Masbate Mine also continued its remarkable safety performance, extending the number of days without a Lost-Time-Injury to 989 days at the end of the second quarter of 2018.

For the quarter, mill throughput was 1,686,716 tonnes (compared to budget of 1,664,828 tonnes and 1,824,714 tonnes in the second quarter of 2017) and gold recoveries averaged 77.3% (compared to budget of 70.0% and 75.9% in the second quarter of 2017). The average grade processed was 1.29 g/t compared to budget of 1.16 g/t and 1.12 g/t in the second quarter of 2017. Oxide ore represented 59% of the processed tonnage for the quarter versus a budget of 58%.

Masbate’s second quarter cash operating costs were $531 per ounce, significantly below budget by $199 per ounce (27%) and comparable with the prior-year quarter. Cash operating costs were below budget mainly due to the higher than expected production, combined with lower than budgeted mining costs (with cost savings in drilling, blasting and grade control) and a favourable (to budget) deferred stripping cost adjustment. Masbate’s AISC for the quarter were $727 per ounce, significantly below budget by $270 per ounce (27%) which mainly reflects the lower cash operating costs noted above and were also $142 per ounce (16%) lower compared to the second quarter of 2017.

Year-to-date, gold production at the Masbate Mine was 107,401 ounces of gold, significantly above budget by 19% (16,794 ounces) and 5% (4,909 ounces) higher than the first-half of 2017. The above budgeted production was mainly due to the combination of higher than expected oxide ore tonnage (from Vein 5 of the Colorado Pit) in the first quarter followed by unexpected backfilled ore (from the lower levels of the Colorado Pit), having higher grade and better recovery than the in-situ ore, in the second quarter. Oxide ore represented 69% of the processed tonnage in the first-half of the year versus a budget of 54%.

Masbate’s cash costs remained significantly below budget in the first-half of the year with cash operating costs of $537 per ounce (YTD 2017 - $520 per ounce), $174 per ounce (24%) below budget, and AISC of $739 per ounce (YTD 2017 - $838 per ounce), $202 per ounce (21%) below budget.

Capital expenditures in the second quarter of 2018 totaled $10 million, mainly including Masbate processing plant upgrade costs of $3 million, mobile equipment purchases and rebuilds of $2 million, $1 million for the tailings storage facility and pre-stripping costs of $1 million. For the first-half of 2018, capital expenditures totaled $21 million, mainly including Masbate processing plant upgrade costs of $7 million, mobile equipment acquisition costs and rebuilds of $4 million, pre-stripping costs of $3 million and $2 million for the tailings storage facility.

Based on Masbate’s strong year-to-date performance, the Company now expects full-year Masbate production to be at or above the top end of its original annual production guidance range of between 180,000 and 190,000 ounces of gold (at cash operating costs of between $675 and $720 per ounce and AISC of between $875 and $925 per ounce).

The Masbate expansion project for the upgrade of the processing plant to 8 million tonnes per year (from 6.5 million tonnes per year) remains on track for completion in early 2019. The upgrade, which is being conducted by B2Gold’s in-house team, primarily consists of adding a third ball mill and upgrading the existing crushing circuit. The ball mill is currently onsite and preliminary works including construction of the mill plinths, steel fabrication and ordering equipment and materials are well advanced. When the expansion is online, it is projected to keep Masbate's annual gold production near 200,000 ounces per year during the mining phase and is expected to keep gold production above 100,000 ounces per year when the low-grade stockpiles are processed at the end of the open-pit mine life.

On July 3, 2018, the Department of Environment and Natural Resources ("DENR") Secretary, Roy Cimatu, lifted the Ban on accepting, processing and approving applications for Exploration Permits that was put in place by former Secretary, Gina Lopez, with DAO No. 2016-01. The text refers to attracting foreign direct investment to the Philippines, “in-line with the President’s Economic Agenda.” The Company views this as a significant step towards normalizing the process for permitting new mining development in the country.

Otjikoto Gold Mine - Namibia

The Otjikoto Mine in Namibia built on its strong first quarter performance with a similarly successful second quarter, producing 40,678 ounces of gold, approximately in-line with budget and comparable with the first quarter of 2017. The average grade processed in the quarter was 1.49 g/t, compared to budget of 1.56 g/t and 1.50 g/t in the second quarter of 2017. Mill throughput for the quarter was 860,474 tonnes compared to budget of 822,740 tonnes and 867,170 tonnes in the second quarter of 2017. Mill recoveries remained high and averaged 98.7%, exceeding budget of 98.0% and 98.6% in the second quarter of 2017. The grand opening for Otjikoto’s new Solar Plant was held on May 29, 2018 and is now providing approximately 13% of the electricity consumed onsite (a saving equivalent to the consumption of approximately 700,000 liters of fuel from the date the plant came online in the second quarter). Changing the power plant to an HFO solar hybrid plant is expected to reduce Otjikoto’s HFO consumption by approximately 2.3 million litres and reduce associated power generation fuel costs by approximately 10% in 2018.

For second quarter 2018, Otjikoto’s cash operating costs were $505 per ounce, approximately in-line with budget and $19 per ounce (4%) lower compared with the second quarter of 2017. Otjikoto’s AISC for the quarter were $824 per ounce, $58 per ounce (8%) above budget and $156 per ounce (23%) higher compared with the second quarter of 2017. AISC were above budget and the prior-year quarter mainly due to the timing of mobile equipment rebuilds (which had been originally scheduled for later in the year).

For the first-half of 2018, the Otjikoto Mine produced 80,177 ounces of gold, above budget by 3% (2,459 ounces) and 4% (3,760 ounces) lower than the first-half of 2017. In 2018, nearly all of the processed ore will be sourced from the Otjikoto Pit. Development of the second phase of the Wolfshag Pit continues, from which higher-grade ore production is expected in 2019.

Year-to-date, Otjikoto’s cash operating costs were $536 per ounce (YTD 2017 - $467 per ounce) and AISC were $792 per ounce (YTD 2017 - $721 per ounce), both approximately in-line with budget.

Capital expenditures in the second quarter of 2018 totaled $18 million, mainly consisting of $9 million for pre-stripping, $7 million in mobile equipment rebuilds and $1 million for the new solar power plant. Capital expenditures for the six months ended June 30, 2018 totaled $30 million, mainly consisting of $15 million for pre-stripping, $9 million in mobile equipment rebuilds and $3 million for the new solar power plant.

For full-year 2018, the Otjikoto Mine is expected to produce between 160,000 and 170,000 ounces of gold, primarily from the Otjikoto Pit, at cash operating costs of between $480 and $525 per ounce and AISC of between $700 and $750 per ounce.

La Libertad Gold Mine - Nicaragua

In the second quarter of 2018, La Libertad Mine in Nicaragua produced 21,408 ounces of gold, 13% (3,297 ounces) below budget. Gold production and overall operations were improving, as expected, and generally on budget through the end of May 2018 but roadblocks related to the current national political unrest restricted the supply of key consumables (fuel and lime) during the month of June. During this time the higher grade open-pit ore was replaced with lower-grade spent ore to reduce lime and fuel consumption. The resulting head grade for the quarter was 1.25 g/t versus a budget of 1.45 g/t. The mill continues to operate well, with processing throughput at 564,143 tonnes and recovery at 95.1%, both slightly better than budget.

As a result of the onset of social conflict in Nicaragua, development of the Jabali Antenna Underground project was temporarily suspended. The underground mine is now being dewatered with a restart of ramp development planned for mid-August 2018. Production from the operation is now anticipated to commence at the end of the third quarter of 2018.

La Libertad Mine’s second quarter cash operating costs were $875 per ounce (Q2 2017 - $841 per ounce), $13 per ounce (1%) below budget. Aggressive cost control during the second quarter of 2018 held La Libertad’s costs below budget, despite the supply restrictions. La Libertad’s AISC were $1,200 per ounce (Q2 2017 - $1,089 per ounce), $27 per ounce (2%) below budget.

Year-to-date, La Libertad Mine produced 40,775 ounces of gold, 12% (5,425 ounces) below budget.

For the first-half of 2018, La Libertad’s cash operating costs were $945 per ounce (YTD 2017 - $778 per ounce), $35 per ounce (4%) above budget, and AISC were $1,262 per ounce (YTD 2017 - $965 per ounce), $208 per ounce (14%) below budget. The lower than budgeted AISC for the first-half of 2018 mainly resulted from lower than budgeted pre-stripping costs for the San Juan Pit and capital costs for Jabali Antenna.

Total capital expenditures in the second quarter of 2018 were $5 million, mainly consisting of $3 million for pre-stripping and $1 million for underground development. For the six months ended June 30, 2018, capital expenditures were $10 million, mainly consisting of $4 million for pre-stripping and $3 million for underground development.

Based on the Company’s original guidance, La Libertad Mine was projected to produce between 115,000 and 120,000 ounces in 2018 (representing 13% of B2Gold’s projected 2018 consolidated gold production), at cash operating costs of between $745 and $790 per ounce and AISC of between $1,050 and $1,100 per ounce. However, based on the restricted production for the month of June, La Libertad is now projecting to produce between 110,000 and 115,000 ounces in 2018.

Current plans at La Libertad include mining and processing into 2020, with a combination of mineral reserves and mineral resources. The Company is currently updating its life-of-mine plan for La Libertad based on revised estimates for the timing of expected production from its existing ore sources and the expected timing for bringing Jabali Antenna open pit and underground online. The Company has a successful track record of converting its mineral resources to reserves and exploration for additional mineral targets continues. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

El Limon Gold Mine - Nicaragua

In May 2018, the Company purchased the remaining 5% interest in the El Limon Mine for $2.5 million thereby increasing its ownership interest in El Limon to 100% from 95%.

In the second quarter of 2018, El Limon Mine in Nicaragua produced 11,109 ounces of gold, 20% (2,845 ounces) below budget. Gold production was impacted by illegal road blockades during the month of June. The blockades were related to local employment issues for the community which have now been resolved and mill throughput and production have returned to budgeted levels. In April and May 2018, prior to the recent disruption, production from El Limon had continued to improve, as expected, tracking at or better than budget. The budgeted improvements in April and May 2018 were as a result of measures put in place to improve maintenance and water management, as well as the mining of the Mercedes open pit for the quarter.

For second quarter 2018, El Limon’s cash operating costs were $893 per ounce (Q2 2017 - $1,328 per ounce), versus budget of $860 per ounce, and AISC were $1,614 per ounce (Q2 2017 - $1,904 per ounce), versus budget of $1,392 per ounce, both exceeding budget due to the lower production. Compared to the prior-year quarter, El Limon’s per ounce cash costs were lower as El Limon’s production had been negatively affected by water control issues in 2017.

Year-to-date, El Limon Mine produced 24,638 ounces of gold, 13% (3,721 ounces) below budget.

For the first-half of 2018, El Limon’s cash operating costs were $956 per ounce (YTD 2017 - $1,149 per ounce), versus budget of $826 per ounce, and AISC were $1,599 per ounce (YTD 2017 - $1,727 per ounce), versus budget of $1,387 per ounce.

Total capital expenditures in the second quarter of 2018 were $7 million, mainly consisting of $2 million for Santa Pancha underground development and $2 million for the tailing storage facility. For the six months ended June 30, 2018, capital expenditures were $13 million, mainly consisting of $5 million for Santa Pancha underground development and $3 million for the tailing storage facility.

Based on the Company’s original guidance, El Limon Mine was projected to produce between 55,000 and 60,000 ounces of gold in 2018 (representing 6% of B2Gold’s projected 2018 consolidated gold production), at cash operating costs of between $700 and $750 per ounce and AISC of between $1,135 and $1,185 per ounce. However, due to the illegal blockades in June 2018, El Limon is now forecasting 2018 annual production of between 50,000 and 55,000 ounces.

As a Canadian company, B2Gold believes in, and promotes, constructive dialogue for a peaceful resolution of the current political situation in Nicaragua. The Company’s focus is to support its 3,000 direct and indirect employees, and their families, who have confirmed their desire to continue to work and maintain stability within their communities.

B2Gold has been operating in Nicaragua since 2009 and, as a responsible mining company, continues to add value to the local communities and environment by generating sustainable socio-economic and environmental benefits.

On February 23, 2018, the Company announced a positive initial open-pit Inferred Mineral Resource at the newly-discovered Central zone of 5,130,000 tonnes at a grade of 4.92 g/t of gold, containing 812,000 ounces of gold (100% basis) (see news release dated 2/23/2018). The Central zone, at its closest point, is approximately 150 metres from El Limon mill facility, extending southeast and northwest, adjacent to existing plant and administrative infrastructure. Mining this large, good grade resource has the potential to decrease El Limon’s cash operating costs per ounce and AISC per ounce, and significantly extend the mine life. The Company is currently conducting engineering and metallurgical studies on the Central zone to evaluate the potential to expand the mill throughput, thereby increasing annual gold production. Initial in-house results indicate a robust case for economic expansion. The results from these studies are expected to be released in the third quarter of 2018.

Outlook and Strategy

B2Gold had a strong first-half of 2018, with record gold revenue, gold sales and gold production for the first-half of 2018 resulting from the first two full quarters of commercial production from its newest mine, the Fekola Mine. 2018 is expected to be another transformative, record-setting year of low-cost gold production for B2Gold as the newest senior gold producer. With the Company’s projected dramatic increase in gold production and cash from operations in 2018 and commitment to the pursuit of continued growth through the exploration and development of the Company's existing pipeline of assets, B2Gold is looking forward to a successful year. B2Gold remains well on target to achieve transformational growth in 2018. For full-year 2018, with the planned first full-year of production from the Fekola Mine, consolidated gold production is now forecast to be between 920,000 and 960,000 ounces (revised higher from the original guidance range of between 910,000 and 950,000 ounces). This represents an increase in annual consolidated gold production of approximately 300,000 ounces in 2018 from 2017.

The Fekola Mine success is the latest in a series of accretive acquisitions, construction and exploration successes that have resulted in a steady rise in profitable production over the last 11 years, from 2007, when B2Gold was created as a junior exploration company with no gold production, to the projected revised 2018 production range of between 920,000 and 960,000 ounces of gold from the Company’s five gold mines in four countries. In 2016, the Company made a strategic decision to fund the construction of the Fekola Mine without using equity to fund part of the construction cost. Construction and pre-development of the Fekola Mine were funded using a combination of operating cash flows from the Company's existing mines, prepaid gold sales and available debt facility capacity including the Company's RCF and Fekola equipment financing loans. With the successful and earlier than anticipated ramp up of the Fekola Mine in 2017, the Company has begun to reduce its overall consolidated debt levels. The planned repayment of debt in 2018 includes the anticipated repayment of the Company's $259 million convertible notes which mature on October 1, 2018, unless the notes are converted into shares prior to that date (conversion price of $3.93 per share).

The Company's dramatic growth has been driven by a number of key factors. Amongst them are: the Company’s disciplined approach to acquisitions, based on detailed due diligence by B2Gold’s experienced, technical, legal and financial teams; the outstanding performance of our in-house construction team; B2Gold’s highly-experienced exploration team that has realized significant exploration success at the Company’s properties; and our dedicated country and mine management teams and employees, who are supported and empowered by our corporate executive and management teams.

For the remainder of 2018 and beyond, B2Gold plans to: continue to optimize production from its gold mines; strive to maintain its outstanding health and safety records; continue its commitment to Corporate Social Responsibility; remain in a strong financial position while reducing debt levels; and pursue further organic growth through the exploration and development of our impressive pipeline of existing properties and new exploration initiatives.

As part of this strategy to pursue organic growth the Company has budgeted a total of $56 million for exploration in 2018. Brownfields exploration will make up approximately 80% of this budget, focusing on drilling campaigns on existing projects. In the second quarter of 2018, the 2018 Mali exploration budget was increased by $4 million (from $15 million to $19 million) to accelerate the current Fekola North Extension zone drill program, which is extending and infilling mineral resources to the north of the main Fekola deposit.

These results and previous drill results indicate that the potential exists, subject to further drilling, to significantly increase open-pit resources and reserves, north of the current Fekola open-pit reserve. The Fekola North Extension remains open to the north. Due to the increasing size of the mineralized area, B2Gold now intends to release a new mineral resource for the Fekola deposit including a portion of the Fekola North Extension early in the fourth quarter of 2018. In addition, based on the positive exploration results to date, the Company’s in-house technical team is conducting engineering and other technical studies to ascertain the potential to expand the current Fekola Mine and mill facilities, and increase tonnage throughput, thereby increasing annual gold production, if, as expected, a larger open-pit resource is confirmed by the current exploration and in-fill drilling. Results of these studies are projected to be available by year-end 2018.

In addition, as discussed above, the Company’s exploration teams will also continue drilling to infill and determine the ultimate size of its significant exploration targets at El Limon Central in Nicaragua and at the Toega Project in Burkina Faso. Results from the current El Limon Central study are expected to be released in the third quarter of 2018.

Finally, B2Gold will continue to acquire and explore grassroots exploration opportunities directly and consider potential growth through joint ventures and investments in junior companies with high-quality exploration projects.

Qualified Persons

Peter D. Montano, P.E., the Project Director of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Tom Garagan, Senior Vice President of Exploration of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this news release.

John Rajala, Vice President of Metallurgy of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information to El Limon development contained in this news release.

Second Quarter and First-Half 2018 Financial Results - Conference Call Details

B2Gold executives will host a conference call to discuss the results on Wednesday, August 8, 2018, at 10:00 am PDT / 1:00 pm EDT. You may access the call by dialing the operator at +1 647-788-4919 (local or international) or toll free at +1 877-291-4570 prior to the scheduled start time or you may listen to the call via webcast by clicking http://www.investorcalendar.com/event/34218. A playback version of the call will be available for two weeks after the call at +1 416-621-4642 (local or international) or toll free at +1 800-585-8367 (passcode 3098363).

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and the NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect the total production at the mines B2Gold operates on a 100% basis. Please see our Annual Information Form, dated March 23, 2018 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections, outlook, guidance, forecasts, estimates and other statements regarding future financial and operational performance, events, growth, production, mine life, revenues and cash flows, including B2Gold’s projected per annum gold sales revenues of approximately $1.2 billion, cash flow from operations of approximately $0.5 billion and a significant increase in free cash flow, costs, including projected cash operating costs and AISC and expected decrease of forecast AISC and low consolidated cash operating costs in 2018, capital expenditures, budgets, ore grades, sources and types of ore, stripping ratios, throughput, ore processing, production estimates and guidance, including B2Gold’s projected increase of gold production to between 920,000 and 960,000 ounces in 2018 and such reflecting a production growth of approximately 300,000 ounces in 2018 from 2017; project-specific projections of gold production and costs; the production levels and low costs from the Fekola Mine increasing B2Gold’s production revenues, cash from operations and cash flow for many years; and statements regarding anticipated exploration, drilling, development, construction, production, permitting and other activities and achievements of B2Gold, including but not limited to: B2Gold’s plans regarding (i) optimizing gold production, (ii) maintaining health and safety records, (iii) remaining in a strong financial position while reducing debt, and (iv) pursuing exploration, development, and investment opportunities; the expectation that B2Gold will have sufficient liquidity to repay its convertible notes in full and still maintain a strong cash position; the approximate amount and grade of ore stockpiles at the Fekola Mine and the timing of processing such ore; the potential to significantly increase open-pit resources and reserves, north of the current Fekola open-pit reserve; the release of a new mineral resource for the Fekola deposit, the timing thereof and such including a portion of the Fekola North Extension; the potential to expand the current Fekola Mine and mill facilities and increase tonnage throughput, thereby increasing annual gold production and the results and timing of B2Gold’s study thereof; a larger open-pit resource at the Fekola Mine being confirmed by the current exploration and in-fill drilling; the anticipated upgrade of the processing plant at Masbate Mine, the timing of its completion, and projected annual gold production as a result of upgrade; the expectation that Otjikoto’s HFO solar hybrid plant will reduce power generation fuel costs and consumption; the expectation that nearly all of the processed ore at Otjikoto Mine will be sourced from the Otjikoto Pit in 2018 and that higher-grade ore will be produced from the Wolfshag Pit in 2019; the planned restart of ramp development at the Jabali Antenna Underground Project; the expectation that mining and processing at La Libertad will continue into 2020 and the anticipated timing for bringing Jabali Antenna open pit and underground online; the Central zone and the potential to expand the mill throughput thereby increase annual gold production, the results and timing of B2Gold’s study thereof and that initial results of such studies indicate a robust case for economic expansion; and continued drilling in the Toega Zone and the ultimate size of the Toega Zone. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with or related to: the volatility of metal prices and B2Gold’s common shares; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold’s feasibility studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; the current ongoing instability in Nicaragua; the uncertainty about the outcome of negotiations with the Government of Mali; environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold’s operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Nicaragua and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for B2Gold’s operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the final outcome of the audit by the Philippines Department of Environment and Natural Resources in relation to the Masbate Project; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, B2Gold’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. B2Gold’s forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and B2Gold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law.

B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold’s ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs”, “all-in sustaining costs” (or “AISC”), and “adjusted net income”. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s management discussion and analysis, available on the Websites, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates certain measures and reconciliation of certain measures to IFRS terms.

Cautionary Note to United States Investors
The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with U.S. standards. In particular, this news release may refer to “mineral resources” or “inferred mineral resources”. While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by the SEC and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a “mineral resource” or “inferred mineral resource” will ever be converted into a “reserve.” In addition, “reserves” reported by the Company under Canadian standards may not qualify as reserves under SEC standards. Under SEC standards, mineralization may not be classified as a “reserve” unless the mineralization can be economically and legally extracted or produced at the time the “reserve” determination is made. Accordingly, information contained or referenced in this news release containing descriptions of the Company’s mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of U.S. federal securities laws, rules and regulations. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian reporting standards; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

Gold revenue	$284,806	$164,322	$629,094	$310,578

Cost of sales
Production costs	(107,940)	(80,798)	(230,238)	(147,845)
Depreciation and depletion	(68,473)	(45,014)	(149,721)	(81,395)
Royalties and production taxes	(18,628)	(5,653)	(39,790)	(11,415)
Total cost of sales	(195,041)	(131,465)	(419,749)	(240,655)

Gross profit	89,765	32,857	209,345	69,923

General and administrative	(10,742)	(9,363)	(22,760)	(16,744)
Share-based payments	(2,966)	(7,713)	(6,960)	(9,314)
Impairment of long-lived assets	—	—	(18,186)	—
Gain on sale of Lynn Lake royalty	—	6,593	—	6,593
Write-down of mineral property interests	—	—	—	(1,439)
Provision for non-recoverable input taxes	(1,336)	(970)	(1,892)	(1,548)
Foreign exchange gains (losses)	1,915	(1,727)	1,548	(1,408)
Other	(1,550)	(325)	(2,511)	(1,284)
Operating income	75,086	19,352	158,584	44,779

Unrealized gain (loss) on fair value of convertible notes	878	2,478	12,092	(11,978)
Community relations	(1,062)	(1,091)	(2,405)	(2,671)
Interest and financing expense	(8,485)	(3,138)	(16,790)	(5,271)
Realized gains (losses) on derivative instruments	1,196	(892)	2,119	(1,340)
Unrealized gains (losses) on derivative instruments	3,895	2,867	6,000	(2,470)
Write-down of long-term investments	—	(573)	—	(1,456)
Other	(104)	(2)	(237)	(191)
Income before taxes	71,404	19,001	159,363	19,402

Current income tax, withholding and other taxes expense	(23,253)	(2,498)	(62,732)	(7,258)
Deferred income tax (expense) recovery	(26,818)	2,761	(17,870)	2,563
Net income for the period	$21,333	$19,264	$78,761	$14,707

Attributable to:
Shareholders of the Company	$20,806	$21,029	$77,288	$15,530
Non-controlling interests	527	(1,765)	1,473	(823)
Net income for the period	$21,333	$19,264	$78,761	$14,707

Earnings per share
(attributable to shareholders of the Company)
Basic	$0.02	$0.02	$0.08	$0.02
Diluted	$0.02	$0.02	$0.06	$0.02

Weighted average number of common shares outstanding
(in thousands)
Basic	984,650	976,527	983,412	973,500
Diluted	1,063,853	1,058,008	1,063,095	991,028

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Operating activities
Net income for the period	$21,333	$19,264	$78,761	$14,707
Mine restoration provisions settled	(228)	(24)	(228)	(24)
Non-cash charges, net	87,704	26,625	162,421	74,001
Changes in non-cash working capital	(18,531)	(8,364)	(4,721)	(25,325)
Proceeds from prepaid sales	—	15,000	—	30,000
Changes in long-term value added tax receivables	(4,067)	(4,478)	(2,746)	(5,737)
Cash provided by operating activities	86,211	48,023	233,487	87,622

Financing activities
Credit facility drawdowns, net of transaction costs	25,000	49,642	25,000	49,642
Repayment of credit facility	(75,000)	—	(150,000)	—
Fekola equipment loan facility, drawdowns net of transaction costs	—	11,006	20,859	37,132
Repayment of Fekola equipment loan facility	(6,917)	(1,997)	(6,917)	(1,997)
Repayment of Otjikoto equipment loan facility	(2,579)	(2,269)	(5,159)	(4,538)
Masbate equipment loan facility, drawdowns net of transaction costs	3,554	—	7,989	—
Repayment of Masbate equipment loan facility	(659)	—	(1,096)	—
Interest and commitment fees paid	(14,008)	(7,045)	(20,895)	(9,548)
Common shares issued for cash on exercise of stock options	5,032	5,231	9,907	23,199
Restricted cash movement	39	(1,813)	(1,379)	(6,099)
Other	(392)	(412)	(817)	(719)
Cash (used) provided by financing activities	(65,930)	52,343	(122,508)	87,072

Investing activities
Expenditures on mining interests:
Fekola Mine, development and sustaining capital	(15,322)	(74,981)	(36,409)	(142,791)
Otjikoto Mine, development and sustaining capital	(18,256)	(2,655)	(29,632)	(15,207)
Masbate Mine, development and sustaining capital	(9,560)	(15,412)	(21,397)	(30,366)
Libertad Mine, development and sustaining capital	(5,425)	(8,677)	(10,040)	(12,269)
Limon Mine, development and sustaining capital	(7,223)	(3,104)	(13,203)	(6,435)
Gramalote Project, prefeasibility and exploration	(2,041)	(2,595)	(4,477)	(5,180)
Other exploration and development	(19,212)	(14,660)	(32,865)	(25,673)
Cash proceeds from sale of Lynn Lake royalty, net of transaction costs	—	6,593	—	6,593
Purchase of non-controlling interest	(2,500)	—	(2,500)	—
Other	(55)	(91)	(70)	(117)
Cash used by investing activities	(79,594)	(115,582)	(150,593)	(231,445)

Decrease in cash and cash equivalents	(59,313)	(15,216)	(39,614)	(56,751)

Effect of exchange rate changes on cash and cash equivalents	(1,651)	178	(902)	273
Cash and cash equivalents, beginning of period	167,916	103,231	147,468	144,671
Cash and cash equivalents, end of period	$106,952	$88,193	$106,952	$88,193

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at June 30, 2018	As at Dec. 31, 2017

Assets
Current
Cash and cash equivalents	$106,952	$147,468
Accounts receivable, prepaids and other	25,499	20,603
Value-added and other tax receivables	17,218	21,335
Inventories	235,299	206,445
	384,968	395,851

Long-term investments	5,950	9,744
Value-added tax receivables	24,673	22,318
Mining interests
Owned by subsidiaries	2,091,719	2,124,133
Investments in joint ventures	69,423	65,830
Other assets	41,369	39,848
Deferred income taxes	20,264	27,433
	$2,638,366	$2,685,157
Liabilities
Current
Accounts payable and accrued liabilities	$75,080	$95,092
Current income and other taxes payable	63,419	26,448
Current portion of derivative instruments at fair value	3,238	4,952
Current portion of long-term debt	289,482	302,630
Current portion of prepaid sales	60,000	60,000
Current portion of mine restoration provisions	1,819	1,819
Other current liabilities	3,327	3,603
	496,365	494,544
Long-term debt	288,354	399,551
Prepaid sales	—	30,000
Mine restoration provisions	92,420	96,627
Deferred income taxes	92,220	81,518
Employee benefits obligation	11,561	14,708
Other long-term liabilities	1,424	1,816
	982,344	1,118,764
Equity
Shareholders’ equity
Share capital
Issued: 985,861,379 common shares (Dec 31, 2017 – 980,932,908)	2,211,573	2,197,267
Contributed surplus	63,239	60,039
Accumulated other comprehensive loss	(144,344)	(94,294)
Deficit	(490,642)	(610,908)
	1,639,826	1,552,104
Non-controlling interests	16,196	14,289
	1,656,022	1,566,393
	$2,638,366	$2,685,157